Filed by James Hardie Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission file number: 001-39322

The following investor note was sent by James Hardie Industries plc to certain analysts on March 24, 2025 Australian Eastern Daylight Time /
March 23, 2025 U.S. Eastern Time.

JHX-AZEK Investor / Analyst Courtesy Note

Subject: James Hardie and AZEK to Combine to Create a Leading Exterior and Outdoor Living Building Products Growth Platform; Investor Call Today

Dear [NAME],

I am pleased to share that moments ago, James Hardie announced that it has entered into a definitive agreement to acquire AZEK for a combination of cash and James Hardie shares with a total transaction value of $8.75 billion, including AZEK’s net debt of approximately $386 million as of December 31, 2024. This combination will accelerate our material conversion-led growth strategy, deliver enhanced and differentiated solutions across the customer value chain and drive long-term shareholder value. The press release we issued can be found here [INSERT LINK], and the investor presentation and infographic are attached.

Key Highlights:

•	The combination unites two highly complementary offerings of exterior and outdoor living products, significantly expanding James Hardie’s total addressable market in North America to $23 billion.

•

As a result of the acquisition, James Hardie will materially enhance its top-line growth trajectory and expects to generate at least $350 million of additional annual adjusted EBITDA from cost and commercial synergies when fully realized.

•	The transaction is expected to be accretive to James Hardie’s Cash EPS in the first full fiscal year after the closing of the transaction.

•	Upon completion of the transaction, James Hardie and AZEK shareholders are expected to own approximately 74% and 26%, respectively, of the combined company.

•

Following the closing of the transaction, James Hardie’s ordinary shares will be listed on the New York Stock Exchange and James Hardie is expected to be eligible for broader index inclusion in the U.S. in the future.

•	James Hardie will maintain its current CHESS Depositary Interest (CDI) listing and current index inclusion on the Australian Securities Exchange.

The boards of directors of both James Hardie and AZEK have each unanimously approved the transaction. The transaction is currently anticipated to close in the second half of calendar year 2025 and is subject to customary closing conditions, regulatory approvals and AZEK shareholder approval. A vote by James Hardie shareholders is not required for James Hardie to issue shares in connection with the transaction.

James Hardie and AZEK leadership will host a conference call and online webcast today at 9:00am Australian Eastern Daylight Time on Monday, March 24, 2025 / 6:00pm U.S. Eastern Time on Sunday, March 23, 2025 to discuss the transaction. You can access the link to the webcast on James Hardie’s investor relations site https://ir.jameshardie.com.au/events-presentations.

Note that James Hardie today reaffirmed our fiscal year 2025 guidance provided on November 13, 2024, for North American volume and EBIT Margin, as well as Adjusted Net Income, not including any acquisition related costs.

Thank you for your support of James Hardie.

Best,

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6 K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6 K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6 K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6 K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6 K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.